UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Wireless electrical Grid LAN, d/b/a WiGL Inc
(Exact name of issuer as specified in its charter)

Delaware	84-4888797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1919 Commerce Drive, Suite #120, Hampton, VA 23666
(Full mailing address of principal executive offices)

626-401-1866
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

ITEM 7.  FINANCIAL STATEMENTS

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

Financial Statements

For the year ending December 31, 2021

and period from February 26, 2020 (inception) to December 31, 2020

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

To the Board of Directors of

Wireless Electrical Grid LAN, WiGL Inc.

Hampton, Virginia

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Wireless Electrical Grid LAN, WiGL Inc. (the “Company”) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholder’s equity (deficit), and cash flows for the year ended December 31, 2021 and for the period from February 26, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the for the year ended December 31, 2021 and for the period from February 26, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses of $1,859,309 and $76,486 and had negative operating cash flows for the periods ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $1,935,795 and limited liquid assets with $300,669 of cash. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 28, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

BALANCE SHEETS

December 31, 2021 and 2020

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$300,669	$-
Employee advance	100,000	-
Funds in escrow	207,079	-
Investment in securities	1,332,401	$-
Inventory	3,911	5,911
Total current assets	1,944,060	5,911

Property and equipment, net	62,012	5,418
Equity investments	4,547	-
Related party receivable	351,978	-
Patents, net	59,370	29,607
Trademarks	21,633	-
Total assets	$2,443,600	$40,936

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$128,675	$6,350
Related party payable	-	24,054
Total current liabilities	128,675	30,404
Long-term liabilites	-	-
Total liabilities	128,675	30,404
Commitments and contingencies	-	-

Stockholders' equity:
Common stock, 500,000,000 shares authorized, 93,001,995 and 83,600,000 no par value shares issued and outstanding at December 31, 2021 and 2020, respectively	4,250,720	87,018
Accumulated deficit	(1,935,795)	(76,486)
Total stockholders' equity	2,314,925	10,532
Total liabilities and stockholders' equity	$2,443,600	$40,936

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF OPERATIONS

For the year ending December 31, 2021 and period from February 26, 2020 (inception) to December 31, 2020

	For the year ending December 31, 2021	For the period from February 26, 2020 (inception) to December 31, 2020

Revenues	$49,894	$60,000
Total revenue	49,894	60,000

Operating expenses:
Professional fees	171,876	7,299
Advertising and marketing	354,852	1,044
General and administrative	348,562	46,144
Rent	12,718	1,100
Travel	26,887	3,918
Consulting and contractor expense	402,387	11,847
Payroll and related expenses	506,974	63,110
Depreciation and amortization	11,670	1,532
Total operating expenses	1,835,926	135,994
Loss from operations	(1,786,032)	(75,994)

Other income (expense)
Unrecoverable costs	(153,872)	-
Unrealized gain (loss)	78,909	-
Interest expense	(119)	(492)
Other income	5,000	-
Loss on stock sales	(24,890)	-
Dividend Income	15,867	-
Capital gain distributions	5,993	-
Penalty expense	(165)	-
Total other income (expense)	(73,277)	(492)

Net loss before income taxes	(1,859,309)	(76,486)
Provision for income taxes	-	-
Net loss	$(1,859,309)	$(76,486)

Basic and diluted loss per share	$(0.02)	$(0.00)

Weighted average number of common shares outstanding - basic & diluted	89,432,382	83,330,323

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the year ending December 31, 2021 and period from February 26, 2020 (inception) to December 31, 2020

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance on February 26, 2020 (inception)	-	$-	$-	$-

Issuance of common stock	83,600,000	87,018	-	87,018
Net loss	-	-	(76,486)	(76,486)

Balance on December 31, 2020	83,600,000	87,018	(76,486)	10,532

Issuance of common stock	9,232,512	4,837,428	-	4,837,428
Issuance of common stock to broker	169,483	99,995	-	99,995
Offering costs	-	(773,721)	-	(773,721)
Net loss	-	-	(1,859,309)	(1,859,309)

Balance on December 31, 2021	93,001,995	$4,250,720	$(1,935,795)	$2,314,925

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF CASH FLOWS

For the year ending December 31, 2021 and period from February 26, 2020 (inception) to December 31, 2020

	For the year ending December 31, 2021	For the period from February 26, 2020 (inception) to December 31, 2020
Cash flows from operating activities
Net income (loss)	$(1,859,309)	$(76,486)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	11,670	1,532
Unrealized gain on investments	(78,909)	-
Realized loss on securities	24,890	-
Changes in operating assets and liabilities: Inventory	2,000	(5,911)
Payroll advance to employee	(100,000)	-
Accounts payable and accrued expenses	122,325	6,350
Net cash used by operating activities	(1,877,333)	(74,515)

Cash flows from investing activities
Purchase of investments	(1,759,399)	-
Proceeds from sale of investments	502,878	-
Reinvestment of dividends and capital gains into investments	(21,861)	-
Purchase of equity investments	(4,547)	-
Intangible application expenditure	(53,834)	-
Loans to related party	(351,978)	-
Purchase of fixed assets	(65,826)	(6,189)
Net cash used by investing activities	(1,754,567)	(6,189)

Cash flows from financing activities
Proceeds from issuance of common stock	4,837,428	-
Subscription receivable	(207,079)	-
Offering costs	(673,726)	-
Payments on related party notes payable	(27,879)	-
Capital Contributions	-	56,650
Proceeds from notes payable, related party	3,825	24,054
Net cash provided by financing activities	3,932,569	80,704

Net increase in cash and cash equivalents	300,669	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$300,669	$-
Supplemental cash flow information:
Cash paid during the period for:
Interest	$-	-
Income taxes	$-	-

Non-cash transactions:
Owner contribution of patent	$-	$30,368
Non-cash offering costs	$99,995	$-

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. (“the Company”) was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company’s patent, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company’s revenue recognition policy standards include the following elements:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the year ended December 31, 2021, the Company had a single contract for $49,894 that included two phases. The first phase included a preliminary technical report and the second phase was the final technical report, both of which were completed during the period. The revenue earned for each phase was $24,947 for a total of $49,894.

During the period ended December 31, 2020, the Company had a single contract for $60,000 with a related party in which there were four deliverables: System design, power management design, system build and demo. As of December 31, 2020, the Company had completed and been paid for all four of the deliverables for earned revenue of $60,000.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

As of December 31, 2021, the Company has not yet commenced planned principal operations nor generated material revenue. The Company’s activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

•	Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
•	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Stocks	$745,871	$-	$-	$745,871
Exchange Traded & Closed End Funds	15,544	-	-	15,544
Mutual Funds	570,986	-	-	570,986
Nonpublic company investments	-	-	4,547	4,547
	$1,332,401	$-	$4,547	$1,336,948

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021 and 2020, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of December 31, 2021, there was $50,669 in cash that exceeded federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2021 and 2020, the Company determined no such impairment charge was necessary. The Company had $3,911 and $5,911 of inventory as of December 31, 2021 and 2020, respectively and was comprised of raw materials.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5-10 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2021 and 2020.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $1,332,401 and $0 at December 31, 2021 and 2020, respectively. All subsequent changes in fair values recorded in the statement of earnings as a component of investment gains or losses.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $4,547 and $0 at December 31, 2021 and 2020, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company’s advertising costs are expensed as incurred. During the year and period ended December 31, 2021 and 2020, the Company incurred $354,852 and $1,044 in advertising costs, respectively, recorded under the heading ‘Advertising and marketing’ in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted- average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right- of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if- converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company’s financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Reclassifications

Certain prior period amounts were reclassified to conform for the manner of presentation in the current period. These reclassifications had no effect on the net loss or shareholders’ equity.

Subsequent Events

The Company has evaluated subsequent events through April 28, 2022, the date these financial statements were available to be issued and noted no material subsequent events for disclosure.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

The Company sustained a net loss of $1,859,309 and $76,486 and had negative operating cash flows for the period ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $1,935,795 and limited liquid assets with $300,669 of cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2021	2020
Patents issued	$43,023	$13,935
Patents pending	19,546	16,433
Trademarks	21,633	-
Total intangible assets	84,202	30,368
Accumulated amortization	(3,199)	(761)
Intangible assets, net	$81,003	$29,607

The US Patent #9985465 was awarded on May 29, 2018. The useful life of the utility patent is 20 years from the date of award. In January of 2021 a worldwide patent was issued which was based on the US utility patent issued in May of 2018. The Company began amortization of the worldwide patents over the remaining useful life of the underlying utility patent. There was amortization expense of $2,438 and $761 for the year and period ending December 31, 2021 and 2020, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple Trademarks during the year ended December 31, 2021. As the Company is able to extend the life of the Trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the Trademarks to lapse, they will be expensed within that period.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2021	2020

Test equipment and PPE	$9,287	$6,189
Electronic Vehicle	62,728	-
	72,015	6,189
Accumulated depreciation	(10,003)	(771)

Property and equipment, net	$62,012	$5,418

Depreciation expense for the year and period ended December 31, 2021 and 2020, was $9,232 and $771, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2020 since inception, a shareholder and CEO of the Company contributed funds for operations. These contributions totaled $56,650 and are recorded under ‘common stock’ on the balance sheet. Further, the CEO contributed the Wireless Electrical Grid Utility Patent as well as the patent pending. The contribution of the patent and patent pending was recorded at the historical filing costs in the amount of $30,368 during the period ended December 31, 2020.

During the period ended December 31, 2020, the Company entered into a contract with a Company owned by the Company’s Chief Operating Officer (COO), for revenues in the amount of $60,000. See revenue recognition discussion in Note 1. The contract was entered into prior to the COO holding that position with the Company, however, became COO prior to the contract being completed.

During the year ended December 31, 2021, the Company advanced $100,000 to the Company’s CEO in advance of his annual salary and this remains outstanding at December 31, 2021. Additionally, during the year ended 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other Company. The balance of the related party receivable was $351,978 as of December 31, 2021.

During the year ended December 31, 2021, the CEO increased the line of credit available to the Company to $90,000. As of December 31, 2020, the Company had an outstanding balance of $24,054 owed to the CEO. As of December 31, 2021, no amounts have been utilized of the line. During the year ended December 31, 2021, the Company drew an additional $3,825 on the loan and then made payments of $27,879 to bring the balance to zero.

NOTE 6 – INVESTMENTS

During the year ended December 31, 2021 the Company invested in equity securities comprised of mutual funds and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy. During the year ending December 31, 2021, the Company invested $1,759,399 into an Edwards Jones account, received $502,878 in proceeds from sale of investments, and reinvested $21,861 of dividends and capital gains into investments. During the year ending December 31, 2021, the Company had unrealized gains of $78,909 and a loss on stock sales of $24,890.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

During the year ending December 31, 2021, the Company invested $4,547 in 14 companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321.

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company’s inception. The Company has completed its first year of operations and a full valuation against the projected deferred tax asset has been recorded.

The Company currently has a tax net operating loss carryforwards of approximately $2,800,000 for which it may receive future tax benefits. However, as of December 31,2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 26%, the deferred tax asset is $723,754 and the valuation allowance is $723,754 which nets to a deferred tax asset of $0 as of December 31, 2021, resulting in an effective tax rate of 0%. The change in valuation during the year ended December 31, 2021 was $704,379.

The components of the Company’s deferred tax assets are as follows:

	2021	2020
Net operating loss carryforward	$2,783,668	$74,519
Total net operating loss carryforwards	$2,783,668	$74,519
Deferred tax asset on NOL	$723,754	$19,375
Less: Valuation allowance	(723,754)	(19,375)
Deferred tax asset, net	$-	$-

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of December 31, 2021 and 2020, there was 93,001,995 and 83,600,000 shares of common stock issued and outstanding. At December 31, 2020, the Company issued 83,600,000 shares of common stock in exchange for the contributions discussed in Note 5 and totaling $87,018.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the Company on February 18, 2022.

As a part of the fundraise, StartEngine approved a maximum amount of advances by StartEngine on behalf of the Company in the amount of $276,000. Of that amount, $155,000 was utilized by the Company, but was repaid from funds raised resulting in a zero balance owing as of December 31, 2021.

NOTE 9 – UNRECOVERABLE COSTS

During the year ended December 31, 2021, the Company was a victim to a scam wherein an e-mail account was hacked and redirected vendor payments to a fraudulent bank account. This resulted in false vendor payments in the amount of $153,872. To date, the Company has been unable to recover any of the fraudulent payments and therefore, those payments are included as unrecoverable costs in other income (expense) on the statement of operations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Virginia, on June 22, 2022.

Wireless Electrical Grid LAN, WiGL Inc.

By	/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of
Wireless Electrical Grid LAN, WiGL Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ahmad Glover
Dr. Ahmad Glover, Executive Chair of the Board, Chief Executive Officer, Chief Financial Officer Chief Accounting Officer and Director
Date: June 22, 2022